SILVER STANDARD RESOURCES INC.

Interim Financial Report
September 30, 2006

#1180 - 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846      Fax: 604-689-3847

     SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2006

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the nine months ended September 30, 2006 and 2005 is prepared as of November 6, 2006 and should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2005 and the related Notes thereto and in conjunction with the MD&A for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1. BUSINESS OVERVIEW

We are a company focused on the acquisition of and exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold, advance and develop high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	THIRD QUARTER INTERIM FINANCIAL RESULTS

For the three months ended September 30, 2006, we had a net income of $2,695,000 or $0.04 per share compared to a net income of $21,000 or $0.00 per share in the third quarter of 2005. For the year to date, we had net income of $18,083,000 ($0.31 per share) compared to a loss of $1,962,000 ($0.04 per share) for the comparable period of 2005. A discussion on the various components of the expense and income items for the quarter and year-to-date compared to the prior year follows:

	Three Months Ended September 30		Nine Months Ended September 30
Exploration and mineral property costs	2006 $	2005 $	2006 $	2005 $
Property examinations and exploration	40,000	188,000	207,000	364,000
Write-off of mineral property	-	269,000	-	269,000
Reclamation and accretion	96,000	9,000	1,769,000	84,000
	136,000	466,000	1,976,000	717,000

Exploration for the quarter was $40,000 compared to $188,000 in the prior year. For the nine months, exploration was $207,000 (2005 - $364,000) and of this total, $67,000 (2005 - $241,000) was spent in Mexico and $127,000 (2005 - $97,000) was spent in Peru. Reclamation and accretion expense was $96,000 during the quarter compared to $9,000 expensed during the third quarter of the prior year. For the year-to-date, reclamation costs were $1,769,000 compared to $84,000 in the prior year. Of the year-to-date expense, $182,000 (2005 - $33,000) relates to the accretion impact on the recorded asset retirement obligations, $65,000 (2005 - $51,000) relates to current cash reclamation costs on previously written-off properties and $1,522,000 (2005 - nil) related to a provision for the Silver Standard Mine property in northern British Columbia.

	Three Months Ended September 30		Nine Months Ended September 30
Expenses	2006 $	2005 $	2006 $	2005 $
Salaries and employee benefits - other	269,000	138,000	1,179,000	443,000
Salaries and employee benefits - stock-based compensation	1,082,000	362,000	2,100,000	1,017,000
Depreciation	24,000	21,000	62,000	53,000
Internal control over financial reporting	122,000	33,000	264,000	106,000
Professional fees	162,000	30,000	385,000	94,000
General and administration - other	630,000	410,000	2,044,000	1,621,000
General and administration - stock-based compensation	230,000	14,000	648,000	32,000
	2,519,000	1,008,000	6,682,000	3,366,000

Total expenses for the quarter were $2,519,000 and this compares to $1,008,000 for the comparable quarter of 2005. For the year-to-date, expenses were $6,682,000 (2005 - $3,366,000).

Salaries and employee benefits were $269,000 for the current quarter compared to $138,000 in the comparable quarter of the prior year. Salaries increased due to our increased activity level, with more time spent on administrative activities as well as higher salary costs throughout our industry. For the year to date, salaries and employee benefits were $1,179,000 compared to $443,000 in the prior year. During the second quarter of 2006, a $500,000 bonus was paid to certain employees following the successful closing of the public offering. Stock-based compensation relating to salaried employees was $1,082,000 during the current quarter compared to $362,000 in the comparable period of the prior year. For the year to date, $2,100,000 in stock-based compensation has been expensed compared to $1,017,000 in the prior year. The increase in expense relates to more stock options being issued in the current year and the expensing of the fair values assigned to these options, and options granted in prior years, over the option vesting periods.

We incurred $122,000 in internal control over financial reporting costs in the third quarter compared to $33,000 incurred in the comparable period of the prior year. Total costs for the nine months ended September 30, 2006 were $264,000 compared to $106,000 in the comparable period of the prior year. These costs are required to comply with the rules requiring a certification by management and auditor attestation of the effectiveness of design and implementation of internal financial controls for our December 2006 fiscal year-end.

Professional fees for the quarter ended September 30, 2006 were $162,000 compared to $30,000 in the comparable period of the prior year. To September 30, 2006, a total of $385,000 has been spent on professional fees compared to $94,000 in the prior year. With the changing regulatory environment, we are requiring more professional advice in the areas of taxation and financial reporting

General and administration expenses were $630,000 for the quarter compared to $410,000 in the comparable quarter of the prior year. Cost increases were in the areas of web site maintenance, corporate office rent as a result of expanded office space, increased insurance costs and increased consulting. There was also a timing issue on the expensing of costs relating to the production of our annual report as our report was issued later in 2006 compared to 2005. For the year to date, $2,044,000 has been spent on general and administration compared to $1,621,000 in the prior year. Stock-based compensation included in general and administration relates to the fair value of options granted to directors and consultants. A total of $230,000 was expended during the current quarter compared to $14,000 in the comparable period of 2005. For the year to date, $648,000 in stock-based compensation has been expensed compared to $32,000 in the prior year.

	Three Months Ended September 30		Nine Months Ended September 30
Other income (expenses)	2006 $	2005 $	2006 $	2005 $
Interest income	2,138,000	195,000	3,741,000	703,000
Gain on sale of marketable securities	-	1,323,000	371,000	1,449,000
Write-up (down) of marketable securities	3,090,000	(33,000)	(12,708,000)	(26,000)
Foreign exchange gain (loss)	(8,000)	10,000	(206,000)	(5,000)
Gain on sale of joint venture interest	-	-	35,390,000	-
Gain on sale of mineral properties	150,000	-	173,000	-
Loss on disposal of property, plant and equipment	(20,000)	-	(20,000)	-
	5,350,000	1,495,000	26,741,000	2,121,000

Interest income for the quarter was $2,138,000 compared to $195,000 for the comparable quarter of 2005. For the nine months, interest income was $3,741,000 compared to $703,000 in the same period of the previous year. The increased interest income is due to more funds available for investment following our public offering in the second quarter of 2006. The write-up of marketable securities for the current quarter is a write-up of $3,090,000 compared to a write-down of $33,000 during the comparable period of the prior year. The main item was a $3,159,000 write-up to quoted market value of our 1.95 million shares of Pan American Silver Corp. that were received on the sale of our 50% interest in the Manantial Espejo property in May 2006. At the time of the sale, a gain of $35,390,000 was reported and the fair value of the shares received was $55,056,000. In the second quarter of 2005, a $15,841,000 write-down to quoted market value of our shares of Pan American was made. At September 30, 2006, the market value of these shares was $42,374,000 which, under our accounting policy, required a $3,159,000 write-up of our investment.

Summary of quarterly results

Quarter ended (unaudited)	Total Revenues $	Earnings (Loss) $		Earnings (Loss) Per Share $
September 30, 2006	nil	2,695,000		0.04
June 30, 2006	nil	16,469,000	(1)	0.28
March 31, 2006	nil	(1,081,000)		(0.02)
December 31, 2005	nil	(3,908,000)	(2)	(0.07)
September 30, 2005	nil	21,000	(3)	0.00
June 30, 2005	nil	(1,040,000)		(0.02)
March 31, 2005	nil	(943,000)		(0.02)
December 31, 2004	nil	(2,947,000)	(4)	(0.06)

  Explanatory notes:
(1)	Includes $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(2)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(3)	Includes $1,323,000 in gains on sale of marketable securities.
(4)	Includes $2,072,000 in non-cash expenses relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.

3.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the period, our cash position, including short-term deposits was $192,194,000 compared to $23,030,000 at the beginning of the year for an increase of $169,164,000 during the year to date. The increase is primarily due to the completion of the public offering that occurred during the second quarter.

Operating Activities

Cash flows provided by operations in the third quarter was $1,148,000 compared to a use of cash of $619,000 in the comparable period in 2005. The difference is mainly due to higher interest income and changes in non-cash working capital items partially offset by higher administrative expenses.

Financing Activities

During the third quarter of 2006, we raised a total of $1,589,000 after fees and expenses from the issuance of new equity compared to $366,000 in the comparable period of 2005. In the current quarter, 120,000 stock options were exercised for total proceeds of $1,589,000. For the nine months ended September 30, 2006, $214,130,000 (net $202,548,000 after fees and expenses) has been raised through equity issuances compared to $837,000 in the comparable period of 2005.

	Three Months Ended September 30		Nine Months Ended September 30
	2006 $	2005 $	2006 $	2005 $
Public offering	-	-	182,663,000	-
Exercise of stock options	1,589,000	366,000	5,814,000	837,000
Exercise of warrants	-	-	25,653,000	-
	1,589,000	366,000	214,130,000	837,000

Investing Activities

Mineral Properties
Total cash invested on mineral properties in the quarter was $9,150,000 compared to $5,448,000 in the comparable quarter of the prior year. For the year to date, $30,246,000 has been spent on mineral properties. A summary by mineral property follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006 $	2005 $	2006 $	2005 $
Berenguela	77,000	228,000	2,044,000	2,125,000
Bowdens	253,000	107,000	424,000	348,000
Candelaria	119,000	106,000	297,000	297,000
Challacollo	151,000	346,000	323,000	652,000
Diablillos	99,000	131,000	281,000	517,000
Manantial Espejo	-	307,000	182,000	2,587,000
Maverick Springs	277,000	141,000	293,000	302,000
Other	396,000	303,000	608,000	708,000
Pirquitas	3,465,000	1,905,000	6,907,000	2,842,000
Pitarrilla	2,333,000	1,786,000	11,941,000	4,011,000
San Agustin	9,000	17,000	25,000	61,000
San Marcial	2,000	3,000	7,000	6,000
San Luis	277,000	-	678,000	-
Shafter	106,000	68,000	330,000	211,000
Snowfield	1,543,000	-	1,624,000	-
Veta Colorada	43,000	-	4,282,000	-
	9,150,000	5,448,000	30,246,000	14,667,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

During the third quarter, three work programs comprised 80% of our cash expenditures on mineral properties. A total of $3,465,000 was spent at the Pirquitas property. Since completion of the feasibility study update in April 2006, we have been actively advancing the project on multiple levels. We put the engineering, procurement, construction and management (“EPCM”) contract out to international tender, and we are presently negotiating a definitive agreement. We have acquired certain equipment, including a used ball mill that is a critical path item. The steel pipe required to deliver natural gas to the site for electrical generation has been ordered, and we are finalizing the permits for construction of the pipeline. We have received expressions of interest and draft memoranda of understanding for our silver, tin and zinc concentrates from a number of smelters and metal brokers (see Subsequent Event note that follows).

A total of $2,333,000 was spent at our Pitarrilla property in Mexico. At the end of the quarter, four drills were operating with plans to add a fifth drill. At the Snowfield property in British Columbia, $1,543,000 was spent during the quarter on exploration drilling.

Silver Bullion

We hold 1,953,985 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at September 30, 2006 for our bullion was $25,171,000 based on $12.88 (US$11.55) per ounce. This represents an unrealized gain of $9,384,000.

Marketable Securities

We hold shares or share purchase warrants in a number of companies at a carried cost of $47,673,000 at September 30, 2006, with the most significant being Pan American Silver Corp., Minco Silver Corporation and Esperanza Silver Corporation. At September 30, 2006, the market value of our marketable securities was $72,607,000 or $24,934,000 over carried cost.

Cash Resources and Liquidity

At September 30, 2006, we had working capital of $254,941,000 compared to $40,344,000 at December 31, 2005. Of our working capital, $192,194,000 is in cash and cash equivalents, $15,787,000 in silver bullion, and $47,673,000 in marketable securities. Using current market prices, our bullion and marketable securities are valued at approximately $34,318,000 over cost as of September 30, 2006.

This working capital position, along with our silver bullion, marketable securities and no debt, is more than sufficient to see us through the next year of planned exploration and development expenditures at the Pirquitas property, property holding costs and administrative expenditures. We have entered into discussions with a bank for a syndicated project loan at our Pirquitas property. The independent engineers for the bank have been on-site and completed their due diligence of the project. Discussions are currently centered on the hedging requirements of the bank. We have maintained in our project financing discussions that we desire to minimize hedging in order to maximize exposure to the price of silver. We are continuing these discussions and anticipate arranging project financing in the coming months. Since we have the capital to initiate construction of the mine, the board of directions has approved the production decision in order to take advantage of the prime construction season at the mine site and to capitalize on the economic attractiveness of the project, while concluding negotiations for project financing. Additional capital will be required to develop our other projects into production.

4.	ADDITIONAL DISCLOSURES

Related Party Transactions

During the nine months ended September 30, 2006, we recorded expense reimbursements of $258,000 (2005 - $190,600) from companies related by common management. At September 30, 2006, accounts receivable includes $32,000 (2005 - $132,000) from related parties. We hold marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Principal estimates are the valuation of the carrying value of our mineral properties, asset retirement obligations and the calculation of stock-based compensation. Our accounting policies are set out in full in note 2 of our December 31, 2005 Annual Consolidated Financial Statements.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value. As at November 6, 2006, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	61,569,020	-	-
Stock Options	3,043,050	4.25 - 24.31	0.1 - 4.8
Warrants	-	-	-
Fully diluted	64,612,070

Risks and Uncertainties

We are a company focused exclusively on the acquisition of and exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2005.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized. Declines in the market price for silver may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations. In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries. In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

Subsequent Event

On October 18, 2006, we announced that we have made a production decision for the Pirquitas property. The mine is estimated to require 21 to 24 months to construct at a cost of US $146 million, plus value added tax. The mine is expected to produce in excess of 9 million ounces of silver per year over a nine-year mine life. Pirquitas is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc concentrates annually.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•  uncertainty of production at our mineral exploration properties;
•	risks and uncertainties associated with new mining operations;
•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;
•	our history of losses and expectation of future losses;
•	differences in U.S. and Canadian practices for reporting resources;
•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	unpredictable risks and hazards related to the development and operation of a mine or mineral property;
•	commodity price fluctuations;
•	risks related to governmental regulations, including environmental regulations;
•	risks related to delay or failure to obtain required permits, or non-compliance;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	risks related to reclamation activities on our properties;
•	uncertainties related to title to our mineral properties;
•	risks related to political instability and unexpected regulatory change;
•	our ability to successfully acquire additional commercially mineable mineral rights;
•	currency fluctuations;
•	increased competition in the mining industry for properties and qualified personnel;
•	risks related to some of our directors’ and officers’ involvement with other natural resource companies; and
•	our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties’’ and in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	September 30 2006 $ (unaudited)	December 31 2005 $ (audited)
Assets

Current assets
Cash and cash equivalents	192,194	23,030
Silver bullion (note 3)	15,787	14,095
Marketable securities (note 4)	47,673	4,985
Accounts receivable	3,195	1,238
Prepaid expenses and deposits	521	496
	259,370	43,844

Restricted cash	1,826	-
Restricted silver bullion	-	1,692
Reclamation deposits	188	190
Mineral property costs (note 5)	195,717	171,525
Property, plant and equipment	1,040	2,037
	458,141	219,288
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	2,966	1,990
Accrued liabilities	1,090	788
Current portion of asset retirement obligations	373	722
	4,429	3,500

Asset retirement obligations	2,764	759
Future income tax liability	24,039	21,839
	31,232	26,098
Shareholders’ Equity

Share capital (note 6)	441,288	219,971
Value assigned to stock options	10,426	9,778
Value assigned to warrants	-	6,965
Contributed surplus	636	-
Deficit	(25,441)	(43,524)

	426,909	193,190

	458,141	219,288

      Subsequent event (note 10)

       Approved by the Board of Directors:

“John R. Brodie”	“R.E. Gordon Davis”
John R. Brodie, FCA Director	R.E. Gordon Davis Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Income (Loss) and Deficit
For the nine months ended September 30, 2006

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006 $	2005 $	2006 $	2005 $

Exploration and mineral property costs
Property examination and exploration	40	188	207	364
Write-off of mineral property	-	269	-	269
Reclamation and accretion	96	9	1,769	84

	(136)	(466)	(1,976)	(717)

Expenses
Salaries and employee benefits - other	269	138	1,179	443
Salaries and employee benefits - stock-based compensation (note 6)	1,082	362	2,100	1,017
Depreciation	24	21	62	53
Internal control over financial reporting	122	33	264	106
Professional fees	162	30	385	94
General and administration - other	630	410	2,044	1,621
General and administration - stock-based compensation (note 6)	230	14	648	32

	(2,519)	(1,008)	(6,682)	(3,366)

Other income (expenses)
Interest income	2,138	195	3,741	703
Gain on sale of marketable securities	-	1,323	371	1,449
Write-up (down) of marketable securities (note 4)	3,090	(33)	(12,708)	(26)
Foreign exchange gain (loss)	(8)	10	(206)	(5)
Gain on sale of joint venture interest	-	-	35,390	-
Gain on sale of mineral properties	150	-	173	-
Loss on disposal of property, plant and equipment	(20)	-	(20)	-

	5,350	1,495	26,741	2,121

Earnings (loss) for the period	2,695	21	18,083	(1,962)

Deficit - Beginning of period	(28,136)	(39,637)	(43,524)	(37,654)

Deficit - End of period	(25,441)	(39,616)	(25,441)	(39,616)

Earnings (loss) per share:
Basic earnings (loss) per share	0.04	0.00	0.31	(0.04)
Diluted earnings (loss) per share	0.04	0.00	0.31	(0.04)

Weighted average shares outstanding:
Basic	61,465,594	51,690,367	57,662,199	51,646,866
Diluted	62,485,213	52,183,667	58,490,540	52,194,949

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2006

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006 $	2005 $	2006 $	2005 $
Operating activities
Earnings (loss) for the period	2,695	21	18,083	(1,962)
Items not affecting cash
Depreciation	24	21	62	53
Stock-based compensation	1,312	376	2,748	1,049
Gain on sale of joint venture interest	-	-	(35,390)	-
Gain on sale of marketable securities	-	(1,323)	(371)	(1,449)
Write-down (up) of marketable securities	(3,090)	33	12,708	26
Accretion of asset retirement obligations	65	6	1,704	30
Foreign exchange loss (gain)	(13)	9	97	42
Donation of shares	-	-	230	-
Mineral property costs written-off	-	269	-	269
Gain on sale of mineral property sold for marketable securities	(150)	-	(173)	-
Loss on disposal of property, plant and equipment	20	-	20	-

Changes in non-cash working capital items
Accounts receivable	(586)	31	(2,039)	(510)
Prepaid expenses and deposits	(157)	(44)	(25)	124
Accounts payable	721	(41)	824	1,096
Accrued liabilities	307	23	302	84
Cash generated by (used in) operating activities	1,148	(619)	(1,220)	(1,148)

Financing activities
Shares and warrants issued for cash	1,589	366	214,130	837
Share issue cash costs	(6)	-	(11,582)	-
Repayment of long-term debt	-	(2)	-	(11)
Cash generated by financing activities	1,583	364	202,548	826

Investing activities
Mineral property costs	(9,150)	(5,448)	(30,246)	(14,667)
Purchase of property, plant and equipment	(365)	(33)	(460)	(1,219)
Proceeds from sale of marketable securities	-	1,790	454	1,995
Proceeds from sale of assets	13	-	13	-
Increase in investment in restricted cash	-	-	(1,912)	-
Purchase of marketable securities	-	(1,234)	-	(2,459)

Cash used in investing activities	(9,502)	(4,925)	(32,151)	(16,350)

Foreign exchange gain (loss) on foreign cash held	6	(4)	(13)	(37)

Increase (decrease) in cash and cash equivalents	(6,765)	(5,184)	169,164	(16,709)

Cash and cash equivalents - Beginning of period	198,959	34,178	23,030	45,703

Cash and cash equivalents - End of period	192,194	28,994	192,194	28,994

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

1.  NATURE OF OPERATIONS

We are in the process of acquiring, exploring, holding and developing silver mineral properties. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Pirquitas property contains ore reserves that are economically recoverable; accordingly, we are considered to be in the development stage. Subsequent to the end of the quarter, we announced that a production decision for this property had been made.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain any necessary financing to complete the development, and upon future profitable production. The amounts shown as mineral property costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.  ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made. We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

3.	SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of the silver bullion at September 30, 2006 was $25,171,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	MARKETABLE SECURITIES

At September 30, 2006, we held shares and share purchase warrants as follows:

	Cost $	Market Value $
1,950,000 shares of Pan American Silver Corporation (i)	42,374	42,374
4,845,200 shares of Minco Silver Corporation (ii)	3,126	15,020
5,310,000 shares of Esperanza Silver Corporation	1,508	10,620
150,000 share purchase warrants of Esperanza Silver Corporation	-	216
170,565 share purchase warrants of Vista Gold Corp.	-	1,640
2,500,000 shares of Silvermex Resources Ltd.	300	2,175
Other investments	365	562
	47,673	72,607

(i)
On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000. The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000. In the second quarter of 2006, a $15,841,000 write-down to quoted market value of our shares of Pan American was made. Under our policy of valuing marketable securities at the lower of original cost and quoted market value, a write-up adjustment of $3,159,000 has been made during the quarter to bring the value of these shares to the quoted market value of $42,374,000 as at September 30, 2006. Offsetting this write-up adjustment were $69,000 in write-down adjustments relating to our other investments.

(ii) At September 30, 2006, 2,480,000 shares were subject to an escrow agreement.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

5.   MINERAL PROPERTY COSTS

Details of the mineral properties that we currently holds are as follows:

	Acquisition costs	Exploration and development costs	Future tax effects	Total September 30 2006	Total December 31 2005
	$	$	$	$	$
Argentina
Diablillos	5,376	1,790	-	7,166	6,885
Manantial Espejo	-	-	-	-	20,955
Pirquitas	56,308	12,491	12,742	81,541	74,927
Other	57	163	-	220	180
Australia
Bowdens	10,892	7,694	3,174	21,760	21,382
Other	-	241	-	241	225
Canada
Silvertip	1,818	264	-	2,082	2,066
Snowfield	125	1,499	-	1,624	-
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	59	-	1,293	1,280
Chile
Cachinal	18	93	-	111	111
Challacollo	2,595	2,923	292	5,810	5,513
Juncal	16	50	-	66	66
La Flora	16	35	-	51	50
Mexico
Pitarrilla	6,250	16,100	1,111	23,461	11,194
Ortega	69	69	-	138	124
San Agustin	65	395	-	460	685
San Marcial	1,250	752	82	2,084	2,045
Valenciana	47	282	-	329	312
Veta Colorada	3,982	1,012	-	4,994	584
Other	557	491	-	1,048	508
Peru
Berenguela	12,937	3,096	5,743	21,776	4,536
San Luis	-	813	-	813	135
United States
Candelaria	2,981	2,991	133	6,105	5,806
Maverick Springs	637	1,815	29	2,481	2,189
Shafter	2,544	3,138	733	6,415	6,119
	112,167	59,511	24,039	195,717	171,525

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.   OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Shares authorized:
Unlimited number of common shares, no par value.
	Number of shares (thousands)	$
Share Capital
Balance, December 31, 2005	51,849	219,971
Issued during the quarter
For cash
Exercise of options	348	3,340
Exercise of warrants	1,387	25,653
For mineral property	530	9,814
Assigned value of exercised options	-	1,476
Assigned value of warrants exercised	-	6,400
Balance, March 31, 2006	54,114	266,654
Issued during the quarter
For cash
Public offering	7,200	182,663
Exercise of options	98	885
For mineral property	11	230
Assigned value of exercised options	-	320
Share issue costs	-	(11,576)
Balance, June 30, 2006	61,423	439,176
Issued during the quarter
For cash
Exercise of options	120	1,589
Assigned value of exercised options	-	529
Share issue costs	-	(6)
Balance, September 30, 2006	61,543	441,288

    (b) Warrants
 There are no warrants outstanding as at September 30, 2006. During the first quarter of 2006, 1,386,625 warrants were exercised and 122,500 expired.

(c)	Options

(i)
During the quarter ended September 30, 2006, 976,500 stock options were granted to officers, directors, employees and consultants at a weighted average exercise price of $21.45. The fair value assigned to these options was $10,075,000 ($10.32 per share) based on the Black-Scholes option pricing model. The fair value used the following weighted average assumptions: expected dividend yield - nil%; risk-free interest rate - 4.5%; expected life - 3.9 years; expected volatility - 54.0%.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.  OUTSTANDING SHARES AND RELATED INFORMATION (continued)

(ii)
We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statement of earnings (loss) and deficit was $1,312,000 in the current quarter (2005 - $376,000), with an additional $248,000 (2005 - $9,000) deferred as mineral property costs. For the nine months ended September 30, 2006, the amount charged to the statement of earnings (loss) and deficit was $2,748,000 (2005 - $1,049,000), with an additional $296,000 (2005 - $27,000) deferred as mineral property costs. As at September 30, 2006, $10,426,000 of the fair value of stock options previously granted remains to be expensed or deferred.

7.  SUPPLEMENTARY CASH FLOW INFORMATION

   Non-cash financing and investing activities were:
	Three Months Ended September 30		Nine Months Ended September 30
	2006 $	2005 $	2006 $	2005 $
Non-cash financing activities
Shares issued for mineral properties	-	45	9,814	45
Shares acquired for mineral property	250	-	250	-
Non-cash investing activities
Mineral properties acquired through issuance of shares	-	(45)	(9,814)	(45)
Shares acquired for mineral property	250	-	250	-

8.   RELATED PARTY TRANSACTIONS

(a)
During the nine months ended September 30, 2006, we recorded expense reimbursements of $258,000 (2005 - $190,600) from companies related by common directors or officers. At September 30, 2006, accounts receivable includes $32,000 (2005 - $132,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

(b)	We hold marketable securities in a number of companies that have common directors or officers, principally Minco Silver Corporation and Esperanza Silver Corporation.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

9.   SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Substantially all of our earnings (losses) were incurred in Canada. Segment assets by geographic location are as follows:

				September 30, 2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
Property, plant and equipment	287	1	664	-	88	-	-	1,040
Mineral property costs	88,927	22,002	8,647	6,039	32,512	22,589	15,001	195,717
	89,214	22,003	9,311	6,039	32,600	22,589	15,001	196,757

			September 30, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,336	1	595	-	141	-	-	2,073
Mineral property costs	97,862	18,198	6,984	5,414	12,257	3,427	12,914	157,056
	99,198	18,199	7,579	5,414	12,398	3,427	12,914	159,129

10.    SUBSEQUENT EVENT
On October 18, 2006, we announced that we have made a production decision for the Pirquitas property. The mine is estimated to require 21 to 24 months to construct at a planned cost of US $146 million, plus value added tax.